Filed Pursuant to Rule 424(b)(3)
Registration No. 333-71052

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 15, 2002)
32,463,100 Shares

SAXON CAPITAL, INC.
Common Stock

The information contained below in this prospectus supplement reflects disclosures contained in a press release issued by us dated October 24, 2002 regarding third quarter results. This information supplements information contained in the prospectus dated January 15, 2002, as previously amended, which relates to resales by selling stockholders of up to 32,463,100 shares of our common stock that are held by some of our current stockholders, some of which shares have already been sold.

This prospectus supplement contains statements, which amend, supplement or modify statements set forth in the prospectus, as previously amended, supplemented or modified. The prospectus should now be read together with this prospectus supplement, the cumulative prospectus supplement dated April 5, 2002, and the prospectus supplements dated April 10, 2002, May 2, 2002, May 17, 2002, June 27, 2002, and August 15, 2002. There may be statements contained in the prospectus or an earlier-dated prospectus supplement that are inconsistent with information contained in a later-dated document. These statements are amended and superseded by the later-dated information and should no longer be considered a part of the prospectus. This prospectus supplement may not be delivered or utilized without the prospectus, including any amendments or supplements thereto.

See Risk Factors beginning on page 8 of the prospectus and on page 22 of our Annual Report on Form 10-K which is part of the cumulative prospectus supplement dated April 5, 2002 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 29, 2002

Contact:

Bobbi J. Roberts
Saxon Capital, Inc.
804.967.7879
robertsb@saxonmtg.com

Release Date: October 24, 2002, 4:45 p.m. Eastern Time

Saxon Reports Third Quarter 2002 Operating Results

Reports EPS of $0.29, Portfolio Growth of 17%

GLEN ALLEN, VA. (October 24, 2002) – Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced third quarter 2002 net income of $8.5 million or $0.29 per share diluted, as compared to a net loss of $4.9 million or ($0.18) per share diluted, for the third quarter 2001, an increase of 273%, and compared to net income of $5.1 million or $0.17 per share diluted, for the second quarter 2002, an increase of 69%. Net income for the nine months ended September 30, 2002 was $15.6 million or $0.53 per share diluted.

Since July 6, 2001, following the divestiture from its former parent, Saxon has structured its asset-backed securitizations as financings, rather than as sales of loans with a corresponding one-time recognition of gain or loss. References to the third quarter 2001 for purposes of financial results are for a period from July 6, 2001 to September 30, 2001.

Operational Highlights for the Third Quarter

•	Net income of $8.5 million, $0.29 per share diluted, for the third quarter and $15.6 million, $0.53 per share diluted, for the nine months ended September 30, 2002.

•	Owned portfolio increased by 17% to $3.0 billion from $2.6 billion at June 30, 2002.

•	Mortgage loan originations for the third quarter 2002 increased by 14% over third quarter 2001 originations and 20% over second quarter 2002 (excluding the effect of called loans).

•	Two new financing facilities have been established.

•	Servicing rights for approximately $700 million of 2002 originated loans were purchased.

•	Servicing channel ratings from Fitch were affirmed and Moody’s Investor Services also provided ratings, which are comparable to those from Fitch.

“The focus of the Saxon strategy is to expand our high-yielding, quality mortgage loan portfolio, while maintaining strict principles of credit, pricing and servicing. This disciplined approach and focus on quality has led to decreased serious delinquencies in our total serviced portfolio, and controlled growth in our owned portfolio”, said Michael L. Sawyer, Chief Executive Officer.

Loan Originations

Total mortgage loan origination volume was $637.7 million for the third quarter 2002 and $1.8 billion for the nine months ended September 30, 2002, an increase of 14% compared to the third quarter 2001 and an increase of 1% compared to the nine months ended September 30, 2001. From a quarter-to-quarter standpoint, Saxon’s overall mortgage loan originations (excluding the effect of called loans) increased 20% from second quarter 2002 to third quarter 2002. Total cost to originate increased to 3.43% of total loan originations for the third quarter 2002 as compared to 3.29% in the third quarter 2001 and 3.09% for the second quarter 2002. Cost to originate improved to 3.25% for the first nine months of 2002, as compared to 3.32% for the first nine months of 2001.

Saxon’s retail channel continued to see record mortgage loan originations during the third quarter 2002, with $176.5 million in originations, an increase of 59% over third quarter 2001, and an increase of 23%

from second quarter 2002. For the first nine months of 2002, retail originations are up 49% over prior year period end. At the end of the quarter, total retail branches have increased to 20 from 19 at June 30, 2002. Same branch retail growth for branches open greater than 12 months, was 46% for the third quarter 2002 over third quarter 2001, 20% from second quarter 2002 to third quarter 2002, and 59% for the 2002 nine month period compared to the prior year nine month period.

Saxon’s wholesale mortgage loan originations were $284.3 million during the third quarter 2002, an increase of 12% over third quarter 2001, and an increase of 21% over second quarter 2002. For the 2002 nine-month period, wholesale originations grew 5% from the prior year nine-month period.

Saxon’s correspondent flow mortgage loan originations were $102.2 million during the third quarter 2002, an increase of 41% over the third quarter 2001, and an increase of 14% over second quarter 2002. Correspondent flow originations for the first nine months of 2002 grew 4% over the first nine months of 2001. Correspondent bulk mortgage loan originations were $74.6 million during the third quarter 2002, a decrease of 38% from third quarter 2001, and an increase of 21% over second quarter 2002. Year-to-date correspondent bulk originations are down 64%. This decline in correspondent bulk year-over-year originations is part of Saxon’s strategic shift towards retail loan originations.

Portfolio Performance

At September 30, 2002, the principal balance of Saxon’s owned portfolio totaled $3.0 billion, an increase of 17% from June 30, 2002, and 82% from December 31, 2001. The seriously delinquent loan rate (60+ days past due) was 6.2% at September 30, 2002, as compared to 6.1% at June 30, 2002 and 4.1% at December 31, 2001. Primarily reflecting the growth of the owned portfolio, Saxon increased its reserve for loan losses to $42.8 million at September 30, 2002 from $36.6 million at June 30, 2002. The loan loss reserve represents 1.4% of the principal balance of mortgage loans at both September 30, 2002 and June 30, 2002.

Servicing Ratings

During the quarter, Fitch Ratings affirmed the residential primary servicer rating of Saxon’s servicing subsidiary, Saxon Mortgage Services, Inc. (“SMSI”), for sub-prime products of ‘RPS2+’ (above average) and SMSI’s residential special servicer rating of ‘RSS2-’ (average). In addition, SMSI was assigned ratings from Moody’s Investor Services of SQ2 (above average) as primary servicer of sub-prime residential mortgage loans and SQ3 (average) as special servicer of residential mortgage loans.

Purchase of Servicing Rights

During the quarter and through the beginning of October, Saxon purchased third party servicing rights to approximately $700 million of loans. Saxon paid approximately 80 basis points for servicing rights to each of two loan pools, which have annual servicing fees of approximately 50 basis points.

Financial Highlights

For the third quarter 2002, Saxon’s net interest income was $34.5 million, as compared to $9.1 million for the third quarter 2001. For the third quarter 2002, Saxon’s net interest margin was 5.1%, as compared to 4.4% for the third quarter 2001. Total net revenues for the third quarter 2002 were $38.6 million as compared to $9.2 million for the third quarter 2001.

Operating expenses, which include general and administrative expenses and depreciation, were $24.5 million for the third quarter 2002, as compared to $17.3 million for the third quarter 2001. The increase in operating expenses reflects the planned growth of Saxon’s retail and wholesale origination platform. In addition, included in the third quarter 2002 operating expenses is a $1.3 million pre-tax severance charge.

Liquidity

Saxon maintains substantial balance sheet liquidity. At September 30, 2002, Saxon had $1.5 billion in committed warehouse facilities and $101 million of available working capital.

During the third quarter, Saxon completed a new $75 million structured financing facility for the principal and interest servicing advances it is obligated to make as servicer for several securitization trusts. The facility consists of fixed and variable rate borrowings and reduces the overall cost to finance the servicing advances. As a result of this structured financing, Saxon allowed its $30 million principal and interest servicing advance warehouse facility to expire in August. Finally, during the first part of October, Saxon completed a new committed warehouse facility for $150 million that will extend through October 2003.

Conference Call

Saxon will host a conference call for analysts and investors at 11a.m. Eastern Time on Friday, October 25, 2002. For a live Internet broadcast of this conference call, please go to Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call, contact Bobbi Roberts, Vice President Investor Relations, for details about the call (804.967.7879 or robertsb@saxonmtg.com). A replay will be available shortly after the call and will remain available until 5 p.m. Eastern Time November 1, 2002. The replay will be available on Saxon’s website or at 800-252-6030 using the ID number 13968861.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services non-conforming mortgages and home equity loans. Saxon is headquartered in Glen Allen, Virginia and has additional facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon’s operating subsidiaries, Saxon Mortgage, Inc., and America’s MoneyLine, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 3,500 brokers, 400 correspondents, and 20 retail branches. As of September 30, 2002, Saxon’s subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $6.9 billion. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release reflecting our future expectations, plans and strategies, are “forward-looking statements” and are based on current expectations and assumptions that are subject to risks and uncertainty. Our actual results and the timing of certain events could differ materially from those plans due to a number of factors, such as changes in overall economic conditions and interest rates, faster prepayment speeds than those we currently anticipate, declining consumer demand for mortgage refinancing, changes in capital market and competitive conditions applicable to our industry, changes in the applicable legal and regulatory environment, and the continued success of management’s strategy. You should also be aware that all information in this news release is as of October 24, 2002, or as of the date indicated. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Saxon Capital, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except for share data)
(unaudited)

	September 30, 2002	December 31, 2001
Assets
Cash	$5,592	$5,629
Accrued interest receivable	2,726	1,958
Mortgage loan portfolio:
Mortgage loans held prior to securitization	605,542	370,038
Securitized mortgage loans	2,602,472	1,371,816

Gross mortgage loan portfolio	3,208,014	1,741,854
Loan loss reserve	(42,806)	(21,327)

Net mortgage loan portfolio	3,165,208	1,720,527
Servicing related advances	110,628	104,796
Mortgage servicing rights, net	24,905	33,847
Deferred tax asset	8,868	11,772
Other assets	34,868	20,820

Total assets	$3,352,795	$1,899,349

Liabilities and stockholders’ equity
Liabilities:
Accrued interest payable	$532	$289
Warehouse financing	477,252	283,370
Securitization financing	2,568,078	1,329,568
Note payable	25,000	25,000
Other liabilities	14,167	9,124
Total liabilities	3,085,029	1,647,351
Stockholders’ equity
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,120,270 and 28,050,100 issued and outstanding, respectively	281	281
Additional paid-in capital	258,206	258,004
Retained earnings (accumulated deficit)	9,279	(6,287)

Total stockholders’ equity	267,766	251,998

Total liabilities and stockholders’ equity	$3,352,795	$1,899,349

Saxon Capital, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except for share data)
(unaudited)

	Quarter Ended September 30, 2002	Quarter Ended June 30, 2002	Quarter Ended March 31, 2002	Quarter Ended December 31, 2001
Revenues:
Interest income	$59,145	$50,543	$40,546	$31,891
Interest expense	(24,665)	(20,382)	(16,221)	(14,104)

Net interest income	34,480	30,161	24,325	17,787
Provision for loan loss	(6,124)	(7,987)	(7,094)	(6,431)

Net interest income after provision for loan losses	28,356	22,174	17,231	11,356
Gain on sale of loans	133	232	—	—
Servicing income, net of amortization	10,100	7,462	7,725	6,681

Total net revenues	$38,589	$29,868	$24,956	$18,037
Expenses:
Payroll and related expenses	13,366	12,274	11,879	11,219
General and administrative expenses	10,111	9,240	9,096	8,670
Other expense	1,027	357	456	297

Total expenses	24,504	21,871	21,431	20,186
Income before taxes	14,085	7,997	3,525	(2,149)
Income tax expense (benefit)	5,561	2,940	1,540	(801)

Net income (loss)	$8,524	$5,057	$1,985	$(1,348)

Primary earnings (loss) per share	$0.30	$0.18	$0.07	$(0.05)
Diluted earnings (loss) per share	$0.29	$0.17	$0.07	$(0.05)

Saxon Capital, Inc.
Supplemental Data

	Qtr 09/30/2002	Qtr 06/30/2002	Qtr 03/31/2002	Qtr 12/31/2001
Production Statistics
Volume
Wholesale	$284,338	$235,827	$225,384	$258,496
Retail	176,489	143,565	133,508	143,720
Correspondent Flow	102,234	89,735	83,123	92,480
Correspondent Bulk	74,604	61,868	37,261	76,012
Called loans (1)	—	88,429	41,291	—
Cost to Originate
Wholesale	3.46%	3.26%	3.32%	3.05%
Retail	2.46%	2.37%	2.60%	1.94%
Correspondent Flow	3.25%	2.96%	3.00%	3.15%
Correspondent Bulk (2)	5.80%	4.38%	4.95%	4.53%
Total Production	3.43%	3.09%	3.19%	2.99%
Cost to Service	0.29%	0.30%	0.30%	0.36%
Credit Quality
Average Loan-To-Value	79.5%	78.0%	77.5%	78.5%
Credit Score	606	602	601	589
Fixed WAC	8.6%	9.2%	9.1%	9.3%
ARM WAC	8.6%	9.2%	9.3%	9.5%

Portfolio Statistics
Owned Portfolio Balance	$3,042,971	$2,594,160	$2,124,634	$1,671,311
Owned Portfolio Seriously Delinquent (3)	6.2%	6.1%	5.6%	4.1%
Owned Portfolio Realized Losses (4)	0.4%	0.2%	0.1%	0.2%
Total Serviced Portfolio Balance	6,914,663	6,416,708	6,440,863	6,355,304
Total Serviced Portfolio Seriously Delinquent (3)	11.6%	12.2%	12.4%	12.2%
Total Serviced Portfolio Realized Losses (4)	1.6%	1.8%	1.5%	1.3%

Key Ratios
Average Earning Assets (5)	$2,791,150	$2,348,100	$1,859,293	$1,386,268
Average Assets (5)	3,102,643	2,375,430	2,274,296	1,618,446
Average Equity (5)	263,530	255,646	253,120	252,850
Return on Average Assets (ROA) (6)	1.1%	0.9%	0.3%	-0.3%
Return on Average Equity (ROE) (6)	12.9%	7.9%	3.1%	-2.1%
Average Equity/Average Assets (%)	8.5%	10.8%	11.1%	15.6%
Interest income/Average earning assets	8.5%	8.6%	8.7%	9.0%
Interest expense/Average earning assets (7)	3.4%	3.4%	3.4%	4.0%
Net Interest Margin/Average earning assets	5.1%	5.2%	5.3%	5.0%
Operating expense/Servicing Portfolio (6)	1.4%	1.4%	1.3%	1.2%
Operating expenses/Average Assets (6)	3.2%	3.7%	3.8%	5.0%
Efficiency Ratio (8)	63.5%	73.2%	85.9%	111.9%

Common Stock Data
Primary earnings (loss) per share	$0.30	$0.18	$0.07	$(0.05)
Diluted earnings (loss) per share	0.29	0.17	0.07	(0.05)
Shares used to compute primary EPS	28,101	28,089	28,071	28,050
Shares used to compute diluted EPS	29,155	29,693	28,856	28,050
Shares outstanding (period end)	28,120	28,101	28,089	28,050
Common Stock Price
High	$16.15	$17.03	$15.22	n/a
Low	$10.27	$14.00	$10.50	n/a
Period End	$11.07	$16.27	$14.77	n/a
Book value per share (period end)	$9.52	$9.23	$9.05	$8.98

(1)	Called loans are mortgages purchased from the SASTA 96-2, 97-1 and 97-2 securitizations pursuant to the clean up provision of the trust.
(2)	Correspondent bulk loan cost to originate excludes SASTA 96-2, 97-1 and 97-2 called loans for the first quarter and second quarter 2002.
(3)	Seriously delinquent is defined as 60 days past due.
(4)	Losses are cumulative for the year shown.
(5)
Average Earning Assets is a daily average balance of loans in warehouse and securitized portfolio. Prior quarter press releases reported average earning assets as a simple average. Average assets and average equity are calculated as simple averages.

(6)	Ratios are annualized.
(7)	Interest expense exclude loan buydown and legal fees associated with the facility.
(8)	Efficiency ratio is calculated as total expenses divided by net revenues.